Exhibit 99.8

CONSENT OF EXPERT

I, Craig Fiddes, hereby consent to the use of my name in connection with the references to scientific and technical information relating to mineral properties of Barrick Gold Corporation (the “Company”) in the Annual Information Form for the year ended December 31, 2023 (the “AIF”) and the related Annual Report on Form 40-F of the Company.

I do also hereby consent to the use of my name and the incorporation by reference of the information contained in the AIF and Annual Report on Form 40-F into the Registration Statements of the Company on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-271603).

Yours very truly,

/s/ Craig Fiddes
Name:	Craig Fiddes
Title:	Lead, Resource Modeling, Nevada Gold Mines
Dated:	March 15, 2024